Exhibit 99.76

DHX Media signs six licenses across Asia

Robust demand amongst digital distributors

HALIFAX, Dec. 12, 2013 /CNW/ - DHX Media, a leading independent creator, producer, distributor and licensor of children's entertainment content, has signed six licenses with linear and digital broadcasters across Asia for a range of its kids programming titles.

Singaporean MediaCorp has shown a strong appetite for DHX Media content, taking 228 half hours of programming. The deal covers seasons of Bo on the Go, Pirates, Adventures in Art, and Johnny Test. The first seasons of Shezow, Dino Squad, Sushi Pack, and World of Quest are also going to the broadcaster, with deals covering various rights ranging from free television to on-demand rights accessible from MediaCorp's 'Toggle' service. Movie Toons (45 half hours) has been picked up by Disney Channel Japan.

Net Media Global Ltd takes Shelldon (26 half hours) for SVOD, while M&V Co. Ltd in South Korea has picked up DVD rights for Inspector Gadget (43 half-hours) and Caillou (92 half hours). KTH in Korea takes Super Why (80 half-hours), Animal Mechanicals (36 half hours), and Monster Math Squad (25 half hours) for further distribution. Cheers Media has also picked up Super Why (80 half hours) for the Vietnam and Myanmar territory.

About DHX Media

DHX Media (www.dhxmedia.com) is a leader in the creation, production and licensing of family entertainment rights. DHX Media owns, markets and distributes 9,500 half hours of children's entertainment content, and exploits owned properties through its consumer products licensing business. DHX Media is recognized for brands such as Yo Gabba Gabba!, Caillou, Teletubbies, In the Night Garden, Inspector Gadget, Johnny Test and Super WHY!. DHX Media's full-service international licensing agency, Copyright Promotions Licensing Group, (CPLG), represents numerous entertainment, sport and design brands. DHX Media has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich and Amsterdam and is listed on the Toronto Stock Exchange.

SOURCE: DHX Media Ltd.

%SEDAR: 00023380E

For further information:

David A. Regan - EVP, Corporate Development & IR
+1 902-423-0260

CO: DHX Media Ltd.

CNW 07:00e 12-DEC-13